Exhibit 99.1

Commission File Number 001-31914

中國人壽保險股份有限公司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

ANNOUNCEMENT

ESTIMATED PROFIT INCREASE FOR THE FIRST HALF OF 2019

This announcement is made by the Company pursuant to the provisions of inside information under Part XIVA of the SFO and Rule 13.09(2) of the Listing Rules.

Based on the Company’s preliminary estimates, it is estimated that the net profit attributable to equity holders of the Company for the first half of 2019 will increase by a range between approximately RMB18,886 million and RMB22,171 million as compared with the same period of 2018 (representing an increase between approximately 115% and 135% as compared with the same period last year). The Company’s preliminary financial estimates for the first half of 2019 as contained in this announcement have not been audited. Detailed financial information of the Company for the first half of 2019 will be disclosed in the 2019 interim report of the Company.

Shareholders of the Company and potential investors are advised to exercise caution when dealing in the shares of the Company.

This announcement is made by China Life Insurance Company Limited (the “Company”) pursuant to the provisions of inside information under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) (the “SFO”) and Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

I.	Estimated Results of the Current Period

(1)	Estimated results period: 1 January 2019 to 30 June 2019

(2)

Estimated results: Based on the Company’s preliminary estimates, it is estimated that the net profit attributable to equity holders of the Company for the first half of 2019 will increase by a range between approximately RMB18,886 million and RMB22,171 million as compared with the same period of 2018 (representing an increase between approximately 115% and 135% as compared with the same period last year). It is estimated that the net profit attributable to equity holders of the Company after deducting non-recurring items for the first half of 2019 will increase by a range between approximately RMB14,059 million and RMB17,367 million as compared with the same period of 2018 (representing an increase between approximately 85% and 105% as compared with the same period last year).

Commission File Number 001-31914

(3)	The estimated results have not been audited.

II.	Results for the Same Period of 2018 (unaudited)

(1)	Net profit attributable to equity holders of the Company: RMB16,423 million; Net profit attributable to equity holders of the Company after deducting non-recurring items: RMB16,540 million.

(2)	Earnings per share (basic and diluted): RMB 0.57

III.	Main Reasons for the Estimated Increase in Results

The estimated increase in the results for the first half of 2019 is mainly attributable to:

(1)

Impact from investment returns. Since the end of 2018, the Company has made timely arrangement and active operation under its pre-determined strategic assets allocation plan. Coupled with the impact arising from a significant increase in the domestic stock market in the first half of 2019, the Company recorded a significant growth of equity investment income from the open market as compared with the same period of last year.

(2)

Impact from non-recurring items. On 29 May 2019, the Ministry of Finance and the State Administration of Taxation of the PRC released the Announcement on Policies Regarding the Pre-tax Deduction of Underwriting and Policy Acquisition Costs Incurred by Insurance Enterprises, clearly stating that the settlement and payment of enterprise income tax for 2018 shall be dealt with in accordance with such announcement. Due to the implementation of such policy, the enterprise income tax payable by the Company for the year 2018 decreased by approximately RMB5,154 million, and its income tax expense for the current period was reduced accordingly.

IV.	Risk Warning

There are no material uncertainties of the Company that might affect the accuracy of its estimated results for the first half of 2019.

V.	Other Information

The board of directors of the Company wishes to remind shareholders and investors that the above estimated results for the first half of 2019 as contained in this announcement are based on the Company’s preliminary estimates, which are subject to the Company’s further examination and have not been audited. If the Company’s future estimates of the results of the first half of 2019 differ materially from the above estimates, the Company will provide updates on a timely basis. Detailed financial information of the Company for the first half of 2019 will be disclosed in the 2019 interim report of the Company.

Commission File Number 001-31914

Shareholders of the Company and potential investors are advised to exercise caution when dealing in the shares of the Company.

By Order of the Board China Life Insurance Company Limited Heng Victor Ja Wei Company Secretary

Hong Kong, 29 July 2019

As at the date of this announcement, the Board of Directors of the Company comprises:

Executive Directors: Non-executive Directors: Independent Non-executive Directors:	Wang Bin, Su Hengxuan Yuan Changqing, Liu Huimin, Yin Zhaojun Chang Tso Tung Stephen, Robinson Drake Pike, Tang Xin, Leung Oi-Sie Elsie

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